Exhibit 99.1

Appendix 4C: Quarterly Cash Flow Report

Highlights:

•	Cash reserves of approximately A$19.6 million
•	Finalized design of BB-301 tissue transduction study in large animals
•	Preclinical BB-301 dosing to begin March 2020; final data expected later this year

Melbourne – January 31, 2020 – Benitec Biopharma (ASX: BLT, NASDAQ: BNTC) ("Benitec" or the "Company"), a biotechnology company developing novel genetic medicines via the proprietary DNA-directed RNA interference (ddRNAi) platform combining RNA interference with gene therapy, today announced its Appendix 4C for the quarter ending 31 December 2019.

Benitec reported a strong financial position for the quarter, with cash and cash equivalents of approximately A$19.6 million for Q4 2019.

Additionally, the Benitec team, in collaboration with several industry experts and key opinion leaders, has significantly progressed the preclinical development of the primary ddRNAi product candidate, BB-301.  In 2H 2019, the Company partnered with a team of clinical and nonclinical experts in academic and practice areas focused on the treatment of Oculopharyngeal Muscular Dystrophy (OPMD), Adeno-Associated Virus-based gene therapy, and proprietary muscle-specific dosing methods for Adeno-Associated Virus-based therapeutics and other complex biologics.  This collaboration facilitated the final design of the tissue transduction study in large animals that will definitively outline the efficiency of transduction of BB-301 in the muscles of the pharynx which underlie the most significant impairments of swallowing in patients suffering from OPMD.

These preclinical tissue transduction experiments will provide data regarding the fundamental transduction efficiency of BB-301 when administered at distinct doses via a proprietary mode of delivery, and the results will be instrumental in the design and execution of the remaining IND-enabling studies.  Dosing in this preclinical study will begin in March 2020, and final data is expected later this year.

Jerel A. Banks, M.D., Ph.D., Executive Chairman and Chief Executive Officer of Benitec Biopharma, commented on today's news, “We are pleased to report strong operational performance as progress with BB-301 continues.  We look forward to communicating our progress related to the execution of the key IND-enabling studies, beginning with the BB-301 tissue transduction study, over the coming months.”

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com